Exhibit 99.1

Tiziana Life Sciences to participate in a Fireside Chat

on 28 April 2021 at 10:30 a.m. EDT

NEW YORK and LONDON – 27 April 2021 (GLOBE NEWSWIRE) – Tiziana Life Sciences plc (NASDAQ: TLSA/ LSE: TILS) ("Tiziana" or the "Company"), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, today announced its CEO and CSO Dr. Kunwar Shailubhai and the chair of its Scientific Advisory Committee, Dr Howard Weiner, will participate in a fireside chat via a video link on Wednesday, 28 April 2021 at 10:30 a.m. EDT (US and Canada) to provide updates on the Company. Please note that only information which is already in the public domain will be discussed.

Date:	Wednesday, 28 April 2021
Time:	10:30 a.m. – 11:00 a.m. Eastern Daylight Savings Time (US and Canada)
Webcast:	https://www.webcaster4.com/Webcast/Page/2433/41045

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), Crohn's disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

United States Investors:

Dave Gentry RedChip Companies Inc.	Office 1 800 RED CHIP (733 2447) Cell 407-491-4498 (USA) dave@redchip.com